Exhibit 1.02

Conflict Minerals Report of Atmel Corporation

in Accordance with Rule 13p-1 under
the Securities Exchange Act of 1934

This Conflict Minerals Report (“Report”) is being filed by Atmel Corporation (“Atmel,” “we,” or the “Company”) for the year ended December 31, 2013 in compliance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”).  Unless otherwise defined herein, capitalized terms used without definition in this Report have their respective definitions as set forth in Rule 13p-1, Form SD or Release No. 34-67716 under the 1934 Act.

After the effectiveness of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Company commenced a review of its supply chain to determine whether the Company purchased or purchases materials or products that incorporated or incorporate “conflict minerals,” as defined by the Securities and Exchange Commission.

The Company does not purchase any products directly from smelters, and we, therefore, did not contact smelters in our review.  We contacted our direct suppliers and, where known to us, our suppliers’ suppliers. We do not refine ores and do not make purchases in any Covered Country.

In conducting our due diligence, we relied on practices established by the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011) (“OECD Framework”), which is an internationally recognized due diligence framework for evaluating the use of conflict minerals.  The Company further relied on data made available to it through the Electronic Industry Citizenship Coalition (“EICC”) Global e-Sustainability Initiative (“GeSI”), Conflict-Free Smelters Initiative (CFSI).  The CFSI program identifies smelters and refiners that produce conflict-free materials.  As part of its diligence process, the Company conducts ongoing inquiries and surveys of its supply chain, requests supplier certifications regarding the use of conflict minerals, and consistently reviews and analyzes CFSI data. The Company’s new supply contracts require its suppliers to disclose whether they use conflict minerals; the Company expects to modify legacy supply contracts to request this additional information when, and if, those supply contracts are subject to renegotiation. The Company also expects that its ability to monitor, track and eliminate the use of conflict minerals will improve as the general availability of industry information improves, as supply chain compliance improves and as industry organizations and audit programs gain greater market acceptance and effectiveness.

Based on this diligence review and investigation of our supply chain, and the information received from that exercise, we have concluded, for the year ended December 31, 2013, that our products, or our use of materials that may be incorporated into our products, are DRC Conflict Undeterminable.  We have, therefore, not audited this report, as permitted by Rule 13p-1.

Consistent with the foregoing, and the information available to the Company, the Company is unable to determine conclusively whether the following products are DRC Conflict Free:

•                  Semiconductor devices using die that contain trace amounts of Tungsten;

•                  Packaged and assembled semiconductor devices that use Gold bond wire; or

•                  Semiconductor devices that use Gold Pre Plate Lead Frames (PPF) or Tin Plated Lead Frames.

The Company intends to continue to monitor closely the use of conflict minerals, to enhance its diligence process and to seek continued access to industry developed information and data regarding conflict minerals.